Exhibit 99.56

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada . A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document . This document does not provide full disclosure of all material facts relating to the securities offered . Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision . May 21 , 2020

2 2 CI Financial | Kurt MacAlpine Chief Executive Officer Doug Jamieson Chief Financial Officer • Mr. MacAlpine was appointed Chief Executive Officer and Director of CI Financial in September 2019. He has extensive experience in the global asset and wealth management industry, having previously served as Executive Vice - President and Head of Global Distribution for WisdomTree Asset Management and as a Partner and Leader of the North American Asset Management Practice at McKinsey & Company. • At WisdomTree, a global asset manager and exchange - traded fund sponsor based in New York, Mr. MacAlpine was responsible for all client - facing functions globally, including distribution, marketing, data intelligence and strategy, business development, and client solutions. He also oversaw the majority of the firm’s international businesses, which during his tenure included employees in Canada, Europe, Japan, Israel and Latin America and strategic partnerships in Asia and Australia and New Zealand. He was a member of the company’s global executive management committee and sat on the boards of several of its international entities and AdvisorEngine, a digital wealth platform. • Prior to joining WisdomTree in July 2015, Mr. MacAlpine was a Partner at McKinsey, a global management consulting firm, based in its New York office. In his role as a Partner, he managed global consulting teams working with some of the largest asset and wealth managers in the world on topics related to strategy, distribution, marketing, international expansion, mergers and acquisitions, and product development. • Mr. MacAlpine holds a Bachelor of Commerce degree from Saint Mary’s University and an MBA from Queen’s University • Doug has served as Chief Financial Officer of CI Financial since May 2005. He joined CI in 1995 as Manager, Corporate Finance, and following several promotions he progressed to the role of Chief Financial Officer of CI Investments Inc. in 1998. Prior to joining CI, Doug articled at BDO Dunwoody. • Doug is a CPA and CFA charter holder, holds an MBA from the Ivey School of Business, and a Masters in Accounting from the University of Waterloo.

3 3 CI Financial | Investment Highlights Scale and market position, as one of Canada’s largest fund companies I • $119 billion in assets under management and $48 billion in assets under administration • Recognized brand name • Continued investment in digital technology to support product offering and marketing strategy Diversified business model across asset classes, investment strategies, product types and distribution channels II • Comprehensive investment product suite with growing alternative and managed product offering • Access to top - ranked portfolio management talent • Captive distribution network complemented with strong access to IIROC investment dealers, financial planners Renewed strategic priorities, well positioned to tackle industry headwinds III • Modernize our asset management business • Expand our wealth management platform • Globalize our company Strong financial position IV • Resilient revenue base, strong EBITDA margins, and significant free cash flow generation • Cost containment initiatives resulting in a $49 million year - over - year decrease in annualized SG&A • Modest leverage levels • Conservative capital allocation strategy

Overview Business Profiles Strategic Priorities Financial Highlights Appendix

| A diversified, global wealth management firm and one of Canada’s largest fund companies Founded in 1965 | Listed on the TSX in 1994 (CIX) $119 billion in assets under management | $48 billion in administered assets Headquartered in Toronto | ~1,800 employees Market capitalization $3.2 billion | Enterprise value $4.8 billion $2 billion in annual revenues | LTM EBITDA* of $837 million CIX stock: 13% CAGR since IPO | Outperformed TSX & TSX Fin. Services Indexes 5 As at April 30, 2020, except where noted, figures are in CAD, net income adjusted for provisions. *This is a non - IFRS financial measure. See the Disclaimer on page 27 relating to non - IFRS financial measures. 5 CI Financial | Overview

2002 Spectrum Investment Management Clarica Diversico 2020 SureVest Wealth One Capital Management WisdomTree Canada 6 CI Financial | History of Asset Growth & Development 6 6 6 1994 Initial Public Offering 1999 BPI Financial 2003 Synergy Asset Management 2004 IQON Financial 2007 Rockwater Capital 2010 Hartford Investments Canada 2013 Marret Asset Management 2015 2016 2017 2018 1994 AUM: $4BN 2020 AUM: $119BN │ Founded in 1965, CI Financial has grown to be one of the largest asset management companies in Canada with a global scale and continued market development leadership Rebranding AUM as of April 30, 2020.

Asset Management Wealth Management $167 billion Client Assets $119 billion $48 billion Supported by: CI Financial | Business Lines 7 7 7

$48B $17B $4B $39B 1 $4B 2 $9B CI Owned Toronto / Hong Kong Toronto / Boston Toronto Toronto Toronto Toronto Partially Owned Largest External Sub - Advisors CI employs other sub - advisors not listed above; AUM as of April 30, 2020, figures are in CAD. 1. Consists of assets managed by other CI portfolio managers through CI Multi - Asset Management’s strategic asset allocation process . 2. A portion of CI First Asset ETF AUM is managed by sub - advisors and/or other CI - owned portfolio managers. CI Investments | Portfolio Management 8 8 8 8

80% 7% 7% 6% Fixed Income 28% Cash/ Other, 4% Equity 68% Currency Exposure of AUM AUM by Product Type AUM by Client Type Mutual funds Pooled funds / accounts Exchange - traded funds Variable annuity funds AUM by Fund Type 4% 16% 19% 27% 34% Segregated Accounts Portfolio Balanced Fixed Income & Diversified Income Equity Excludes GSFM’s assets under management. AUM as of March 31, 2020. AUM by Underlying Class CI Investments | Asset Breakdown 9 9 9 9 88% Retail 12% Institutional

0 5 10 15 20 25 30 35 40 45 50 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 Apr-20 | Distribution platform with $42 billion in administered assets (Apr - 2020) ~760 financial advisors across Canada | Average of $52 million assets per advisor All - encompassing approach to wealth planning | Investment, insurance, tax and estate Figures are in CAD. 10 Assets Under Administration (in $billions) Assante Wealth Management and Private Client 10 10 10 10 10 Designed for high net worth clients of Assante Wealth Management | $2.7 billion in AUM Specialized services | Customized reporting and access to alternative investment options

CI Private Wealth

CI PRIVATE WEALTH

| $16.1 billion of high net worth assets managed through discretionary and non-discretionary investment platforms, supported by experienced teams of wealth planning professionals

Stonegate |	12 advisory teams servicing clients across Canada | $3.8 billion in AUA Heritage dates back to the early 1980s | Catering exclusively to HNW/Ultra HNW clients
Assante |	Designed for high net worth clients of Assante Wealth Management | $2.5 billion in AUA Specialized services | Customized reporting and access to alternative investment options
Surevest |	Exclusive team of specialists providing personalized solutions | $0.5 billion in AUA Founded 2002 in Phoenix, AZ | Collaborative team-based approach to wealth management
One Capital |	Robust cross-border capabilities and advanced wealth planning | $2.3 billion in AUA California-based RIA | Offerings include a division focused on Sports & Entertainment clientele
Cabana |	Amongst the fastest growing registered investment advisers in the U.S. | $1.7 billion in AUA Breadth of Offerings | Diverse product offerings with offices in Arkansas, Texas and Colorado

As of April 30, 2020, figures are in CAD, unless otherwise noted.

CI FINANCIAL

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Technology-Based Wealth Management Platforms

CI INVESTMENT SERVICES

BBS Securities | an IIROC Broker Dealer providing brokerage, custody and technology solutions to institutional clients

CI DIRECT INVESTING

Virtual Brokers | a division of BBS Securities providing self-directed online brokerage services for retail and professional traders.

WealthBar | Leading Canadian digital advice (robo) platform, launched in 2014, acquired by CI in December 2018. 5 ETF portfolios with low fees, brand name funds, 3 private portfolios that include alternative asset classes

CI FINANCIAL

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CI Financial | Strategic Priorities 13 13 13

CI Financial | Rationale for Each Strategic Priority 14 14 14 Modernize our asset management business Expand our wealth management platform Globalize our company • Scale is becoming increasingly important, and difficult to achieve in Canada • Investors want to be serviced and supported globally • Talent acquisition from global markets • Role of advisor is more important than ever • Our breadth of capabilities uniquely positions us to be Canada's market leader • Consumers' lives are becoming increasingly complex and digital • Evolving demographics • Shifts in investor preferences • Changing expectations for servicing and support • Ongoing regulatory change

February 6, 2020 CI Financial | Strategic Progress 15 15 15 Sept - 19 New corporate strategy October 17, 2019 October 30, 2019 November 26, 2019 December 23, 2019 October 21, 2019 November 7, 2019 February 6, 2020 December 3, 2019 Dr. Joseph Coughlin partnership March 2020 Next - gen distribution analytics rollout Globalize our company Expand our wealth management platform Modernize our asset management business WisdomTree Canada DoubleLine Capital Cabana Asset Management Adams Street Partners April 14, 2020 April 17, 2020

CI Financial | Update on Select Strategic Initiatives

	DoubleLine	Coughlin	US RIA Strategy
Overview	• **Jeffrey Gundlach** is the world's most influential bond investor and one of the most successful asset managers	• **Dr. Joseph Coughlin** is the leading global researcher on aging and longevity and Founder and Director of MIT's AgeLab	• Critical element to our strategic priority to globalize our company
What we're doing	• Launching a suite of income strategies for Canadian investors including: - Total Return Bond Fund (DoubleLine's flagship) - Income Fund - Core Plus Bond Fund • Creating better awareness of CI's $40B fixed income capabilities	• Partnering to help investors effectively plan for, and live well in retirement. We will deliver his expertise through: - Bringing new investment solutions to market - Evolving our industry-leading financial planning capability to include longevity planning - Educating advisors and investors on retirement	• Announced three acquisitions: SureVest, One Capital Management and Cabana Group - ~$3.2B USD (~$4.2B CAD) in combined AUA • Signed letters of intent to acquire 2 more RIAs in key strategic US locations • Rolling out full cross-border capabilities to service clients north and south of the border

Strategic priorities

- Modernize our asset management business
- Expand our wealth management platform
- Globalize our company

CI FINANCIAL

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CI Financial | Why the US RIA Market? 17 17 17 Why the US? How will we compete? The US market is the most attractive market for global expansion • Largest addressable pool of assets • Most accessible – same time zones, same language, similar cultures • Competition is high but barriers to entry are low Why RIAs? Registered Independent Advisors (RIAs): • Fastest growing segment of the US wealth market • Account for 23% of the wealth market and growing at 18% p.a. • Fiduciary standard for clients, strong focus on financial planning • Highly fragmented with ~90% of firms independently owned • Significant economies of scale, accessible through M&A Create an industry - leading RIA aggregator by selectively pursuing acquisitions of fast growing firms in strategically attractive markets and market segments

CI Financial | Expense Management

Expense management strategies delivered annualized SG&A reductions of $49 million

Cost Containment Efforts

- CI Financial has put specific initiatives into place to enhance its cost containment efforts:
  - ✓ Launch of a 5-year initiative in 2018 to streamline product shelf and reduce complexity
  - ✓ Rationalize fund line up to save on filing and administrative fees
  - ✓ Short-term increase in innovation spend and acquisition of Virtual Brokers and WealthBar to introduce technology to replace manual processes in the back and middle office

✓ **Transition to cost-effective digital marketing efforts**

✓ **Firm-wide brand integration across all CI businesses**

✓ **SG&A target of less than $120 million per quarter**

Annualized SG&A ($millions)



511.2
500.7
494.2
451.5
462.5
$49M
Q1 - 2019
Q2 - 2019
Q3 - 2019
Q4 - 2019
Q1- 2020

CI FINANCIAL
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Public debentures $ 1 , 570 Credit facility $ 175 Total debt outstanding at March 31 , 2020 $ 1 , 745 Credit facility repayment in April $ 119 Expected repayment of credit facility in May $ 56 Expected debt outstanding at May 31 , 2020 $ 1 , 570 Liquid marketable securities on hand $ 100 19 Leverage Considerations 19 19 19 19 19 19 19 19 1,268 1,270 1,341 1,383 1,464 1,470 $1,529 $1,525 $1,569 $1,604 $1,745 $1,570 1.8x 1.8x 1.9x 1.8x 2.2x 1.9x 1.5x 1.5x 1.6x 1.6x 1.9x 1.8x Q1-2019 Q2-2019 Q3-2019 Q4-2019 Q1-2020 Pro Forma May 2020 Net debt* Gross Debt Gross debt to EBITDA* Net debt to EBITDA* 15.3x 15.3x 15.1x 15.8x 13.4x Q1-2019 Q2-2019 Q3-2019 Q4-2019 Q1-2020 Interest coverage* │ While credit markets have improved considerably over the past few weeks, we are maintaining our conservative stance with an expected full pay - down of debt under our $700mn bank debt facility. This will occur before the end of May Interest Coverage (2) Leverage ($millions) Pro Forma Debt Repayment Schedule ($millions) All figures in $millions. 1. Based on Q1 - 2020 adj. EBITDA. 2. Interest coverage ratio defines as EBITDA (adj.) divided by interest and lease finance payment. * This is a non - IFRS financial measure. See the Disclaimer on page 27 relating to non - IFRS financial measures. (1)

20 Capital Management 20 20 20 20 20 20 20 20 $450 $200 $325 $350 $250 2020 2021 2022 2023 2024 2025 2026 2027 Senior Unsecured Debentures Maturity ($millions) CI has implemented several strategic initiatives to position its capital structure for long - term growth Date Outlook Issuer Rating March 19, 2020 Stable BBB March 27, 2020 Negative BBB (high) Financial figures on an adjusted basis. Credit Ratings Target Leverage • Target maximum net debt to EBTIDA of 2.0x Pay Down Debt • Intend to pay down outstanding balance of credit facility by end of May 2020 Pause on NCIB • Pause NCIB program with a shift in focus on maintaining a defensive, flexible capital position Reduced Dividend Policy • In August 2018, announced a decrease in the annual dividend rate to $0.72 per share from $1.41 per share

Financial Highlights

22 Quarterly Financial Highlights 22 22 22 22 22 22 22 22 Q1 - 2020 Q4 - 2019 Q1 - 2019 QoQ YoY Average AUM $127,163 $130,542 $128,521 (3%) (1%) Ending AUM $111,065 $131,741 $130,944 (16%) (15%) Assets under administration $44,611 $50,505 $46,393 (12%) (4%) Adjusted net income* $126.5 $147.5 $140.0 (14%) (10%) • per share* $0.58 $0.66 $0.58 (12%) - % Free cash flow* $143.7 $168.3 $143.5 (15%) - % Change All numbers in millions, except per share *This is a non - IFRS financial measure. See the Disclaimer on page 27 relating to non - IFRS financial measures.

(in $millions, except per share) FY 2016 FY 2017 FY 2018 FY 2019 Assets under management 117,889 143,028 123,991 131,741 Total client assets 156,124 185,727 166,277 182,246 Total revenues 1,948 2,111 2,236 2,119 Total expenses 1,179 1,303 1,393 1,392 EBITDA (adjusted)* 835 892 906 851 Net income to shareholders (adjusted)* 590 628 617 565 Earnings per share (adjusted)* 2.18 2.38 2.38 2.41 LTM ROE (adjusted net income, %) 37.2% 39.9% 37.1% 37.8% Free cash flow* 605 648 656 603 Net debt* 573 861 1,255 1,383 Net debt/annualized adjusted EBITDA* 0.7x 0.9x 1.5x 1.6x Adjusted EBITDA /total revenue* 42.9% 42.2% 40.5% 40.1% Net management fees, % of avg. AUM 1.050% 1.012% 0.961% 0.942% Total SG&A expenses, % of avg. AUM 0.353% 0.358% 0.374% 0.377% Net management fees are defined as management fees less trailer fees and DSC paid. *This is a non - IFRS financial measure. See the Disclaimer on page 27 relating to non - IFRS financial measures. 23 Historical Annual Results 23 23 23 23 23 23 23 23

Appendix

25 CI Executives 25 25 25 25 25 25 25 25 25 Kurt MacAlpine Chief Executive Officer Darie Urbanky President and Chief Operating Officer Doug Jamieson Chief Financial Officer Sean Etherington President, Assante Wealth Management Jaime Ross President, CI Private Counsel and Head of Institutional Sales Roy Ratnavel EVP, CI Financial and Head of Retail Sales Lorraine Blair Chief Talent Officer

26 Board of Directors 26 26 26 26 26 26 26 26 26 Kurt MacAlpine Chief Executive Officer CI Financial Bridgette Chang - Addorisio William T. Holland Chairman of the Board CI Financial David P. Miller Tom P. Muir Sheila A. Murray Paul J. Perrow William Butt

This presentation contains forward - looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp . (“CI”) and its products and services, including its business operations, strategy and financial performance and condition . Forward - looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would” . These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control . Although management believes that the expectations reflected in such forward - looking statements are based on reasonable assumptions, such statements involve risks and uncertainties . The material factors and assumptions applied in reaching the conclusions contained in these forward - looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable . Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time . The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward - looking statements . Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward - looking statement after the date on which it is made, whether to reflect new information, future events or otherwise . This presentation contains non - IFRS financial measures that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies . However, management uses these financial measures and believes that these financial measures provide information that is useful to shareholders, other stakeholders and investment analysts in understanding CI’s performance and results . These non - IFRS measures are described and/or reconciled to the nearest IFRS measure in CI’s most recent Management’s Discussion and Analysis available at www . cifinancial . com . This presentation is not an offer and will not form the basis of any contract for the consummation of any transaction between you and CI . There will be no binding commitment relating to any transaction unless and until definitive agreements relating thereto have been executed . All dollar values included in this presentation are expressed in Canadian dollars unless otherwise specified . 27 27 27 27 27 27 27 27 27 27 Disclaimer